UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 25, 2018 Husky Energy Inc. issued a press release declaring a quarterly dividend on its common shares for the three-month period ended September 30, 2018, payable January 2, 2019 to shareholders of record at the close of business on November 26, 2018. It also announced the regular quarterly dividends on each of its Cumulative Redeemable Preferred Shares, Series 1, Series 2, Series 3, Series 5 and Series 7 for the three-month period ended December 31, 2018. The dividends will be payable December 31, 2018 to shareholders of record at the close of business on November 26, 2018. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: October 25, 2018		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Announces Third Quarter 2018 Dividend

and Fourth Quarter 2018 Preferred Shares Dividend Payments

The Board of Directors of Husky Energy has declared a quarterly dividend of $0.125 (Cdn) per common share for the three-month period ended September 30, 2018.

The dividend will be payable on January 2, 2019 to shareholders of record at the close of business on November 26, 2018.

Regular dividend payments on each of the Cumulative Redeemable Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – will be paid for the three-month period ended December 31, 2018. The dividends will be payable on December 31, 2018 to holders of record at the close of business on November 26, 2018.

Share Series	Dividend Type	Rate (%)	Dividend Paid ($/share)
Series 1	Regular	2.404	$0.15025
Series 2	Regular	3.239	$0.20410
Series 3	Regular	4.50	$0.28125
Series 5	Regular	4.50	$0.28125
Series 7	Regular	4.60	$0.28750

Investor and Media Inquiries:

Dan Cuthbertson, Senior Manager, Investor Relations and External Communications

403-523-2395

Mel Duvall, Senior Manager, Media & Issues

403-513-7602